UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 11, 2023.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports on results of the 2023 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: May 19, 2023

Pharming Group reports on results of the 2023 Annual General Meeting of Shareholders

Leiden, The Netherlands, May 17, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext: PHARM/Nasdaq: PHAR) announces that at its Annual General Meeting of Shareholders (AGM) held today, the proposal for a specific authorization for the issuance of shares (or rights to acquire shares) to finance mergers, acquisitions, or strategic alliances, was not put up for a vote. All other proposals were approved.

The shareholders approved the proposal (agenda item 3.a) to reappoint Paul Sekhri, Chair of the Board, as Non-Executive Director for a period of one year. This appointment aims to facilitate a prudent search process to find the right candidate to succeed Mr. Sekhri as Chair of the Board of Directors. Mr. Sekhri will resign from the Board upon appointment of his successor. This will not exceed one year.

The shareholders approved the proposal to reappoint Deborah Jorn, MBA, the Vice-Chair of the Board of Directors, as Non-Executive Director for a period of two years (agenda item 3.b).

The proposal to grant specific authorization for the issuance of shares, or rights to acquire shares, to finance mergers, acquisitions or strategic alliances (agenda item 7.b) was withdrawn at the start of the AGM, as the quorum requirement was not met for the proposed authorization to exclude the pre-emptive rights of existing shareholders.

The proposal for authorization to issue shares, or rights to acquire shares, for general financing purposes (agenda item 7.a) was approved by the shareholders.

A recording of the webcast, presentation slides from today’s AGM, and more details regarding agenda items are available on the Company’s website in the Investor Relations section.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T:+44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl